AEI INCOME & GROWTH FUND 27
                    LIMITED LIABILITY COMPANY
                        SUPPLEMENT NO. 1

      This Supplement is dated February 22, 2008 and updates information about properties that is contained in the prospectus dated November 19, 2007 for AEI Income & Growth Fund 27.

      On February 5, 2008, we purchased a Starbucks store in Shreveport, Louisiana for $1,301,000 from an unrelated third party. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of ten years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires initial annual rent of $93,000, which is scheduled to increase every five years by ten percent. The lease is a net lease under which the tenant is responsible for all real estate taxes, insurance, maintenance, repairs and operating expenses of the property. The only exceptions are we are responsible for repairs to the structural components of the building and roof.

     The store was constructed in 2007 and is a 1,824 square foot building situated on approximately .38 acres of land. The store is located at 319 Bert Kouns Industrial Loop in Shreveport, which is in northwestern Louisiana. The store is adjacent to several medical buildings and is located a few blocks west of Interstate
49. The population within a five-mile radius is approximately 102,000, with an average household income of more than $62,000.

     Starbucks Corporation, headquartered in Seattle, Washington, purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment and a selection of premium teas, primarily through company-operated retail stores. As of September 30, 2007, Starbucks operated more than 8,500 stores in the United States and several foreign countries. For the fiscal year ended September 30, 2007, Starbucks reported a net worth of approximately $2.3 billion, net revenues of approximately $9.4 billion, and net income of approximately $673 million. Starbucks is traded on the NASDAQ Global Select Market under the symbol SBUX and files reports with the SEC that are available on-line at the SEC's web site (www.sec.gov).

      The prospectus indicated that AEI Fund 27 would not be formed and capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 150,000 units ($1,500,000). As of the date of this supplement, we had not received the minimum amount of subscriptions. In order to facilitate the purchase of our first property, we entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note is due on August 1, 2008 and calls for interest at the prime rate minus 0.25%. Interest is due on the first day of each month. The Note is secured by all of our assets and was guaranteed by the special managing member and AEI Capital Corporation, the parent company of the managing member.

      When the minimum subscription proceeds are raised, we will break impoundment and immediately use the available proceeds to pay off the outstanding principal and interest on the Note.
Although the prospectus indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of investors. No property will be acquired using debt financing after the initial admission of investors.

     IMPORTANT NOTE ON COMPLETION OF SUBSCRIPTION AGREEMENT

      Our Subscription Agreement requires you to fill in the date of the most current supplement in Section 5, Subscriber Representations & Signatures, on page two. You should use February 22, 2008. If you do not complete the Subscription Agreement with the correct supplement date, your order will be delayed until we can confirm you have received the current supplement.